RULE 14A-103

                          NOTICE OF EXEMPT SOLICITATION

               Information to be Included in Statements Submitted
              by or on Behalf of a Person Pursuant to Rule 14a-6(g)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          NOTICE OF EXEMPT SOLICITATION

 1. Name of the Registrant: St. Paul Bancorp, Inc.
                            ---------------------------------

 2. Name of person relying on exemption: Keefe Managers, Inc.
                                         ---------------------------------

 3. Address of person relying on exemption: 375 Park Ave., New York, NY 10152
                                            ---------------------------------

  4.Written Materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1).


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                      [LETTERHEAD OF KEEFE MANAGERS, INC.]

Harry V. Keefe, Jr.
Chairman, Chief Executive Officer

                                                                    May 10, 1999

DEAR FELLOW ST. PAUL BANCORP SHAREHOLDERS:

      Management has spoken.  Their "strategic plan is working."

      DO I BELIEVE IT?  NOT FOR A MINUTE.

      Why? Because once I cut through their first quarter numbers, I see the same major problem that concerned me before - the lack of the kind of customer-relationship driven growth that St. Paul must generate in order to successfully compete in the toughening Chicago market.

      Here's what I mean. St. Paul reported in their first quarter press release that their $1 million net income increase (over the same quarter last year) was due to "An increase in net interest income combined with lower general and administrative expenses." What I see happening is this:

      - Employee stock ownership plan canceled--saves $1.1 million (interest cost) annually

      -  90 people terminated--saves $3.5 million annually

      - Officers' incentive bonus plan indefinitely canceled--saves $3.0 million annually

      - Executives' and directors' pension plans frozen--saves $1.3 million annually

      All the above events come from last year's "restructuring charges" as reported in the 1998 Company Annual Report (page 29).

      I estimate the above "net interest income" and "general and administrative expenses" events translate into a $1.5 million after tax impact on first quarter net income. THAT IMPACT COMES OUT OF THE HIDES OF THE PEOPLE OPERATING THE COMPANY, NOT FROM NEW BUSINESS GENERATED. IS THAT HOW WE MAKE OUR STRATEGIC PLAN WORK?

      I also note deposit growth stopping abruptly and Federal Home Loan Bank BORROWING substituting for these traditional customer relationships. THAT IS NOT CUSTOMER-RELATIONSHIP DRIVEN GROWTH, AND DOES NOT BUILD FRANCHISE VALUE.

      Fellow shareholders, I strongly recommend that you support my proposal for St. Paul to seek a sale or merger partner BEFORE FURTHER FRANCHISE VALUE IS LOST. In my opinion, any strategic plan that is devoid of customer relationship growth cannot succeed in the long run.

      Don't be lulled into complacency by a stock price which I believe, and other analysts believe, reflects TAKEOVER HOPE. Soundly defeat my proposal and, I fear, OUR STOCK PRICE WILL SUFFER.

                                          Sincerely,

                                          /s/  Harry V. Keefe, Jr.
                                          Harry V. Keefe, Jr.

      P.S. I will be attending the annual meeting and look forward to meeting as many of you as possible. If you need assistance in voting your shares for my proposal, please call Beacon Hill Partners, Inc. at (800) 755-5001.

    375 Park Avenue, New York, NY 10152 - (212) 754-2000 - FAX (212) 754-2005

                  CRAIN'S CHICAGO BUSINESS - DECEMBER 14, 1998

--------------------------------------------------------------------------------


                                     OPINION

                                 BY: ROBERT REED

             WITH NO MIRACLE IN SIGHT, ST. PAUL SHOULD LOOK TO SELL

            After investing your career in a single company, it's tough being the one who puts the place on the selling block.

            But like it or not, that's what Joseph Scully, veteran chairman and CEO of St. Paul Bancorp Inc., ought to do with his savings bank.

            Ultimately, a St. Paul sale would benefit his shareholders and his employees, as well as the community that the $5.3-billion-assets institution serves.

            In short, it's time to let go, Joe.

            Yet at a time when local financial institutions are being swallowed like M&Ms by large buyers, Mr. Scully is determined to keep St. Paul from the grasp of the nation's hungriest and richest acquirers.

            He does so even as restless investors--especially feisty New York money manager Harry Keefe--push Mr. Scully and his board of directors to start fielding serious buyout bids.

            Last week, Mr. Keefe, whose two hedge funds hold 3% or about 1 million, of St. Paul shares, said he will propose that the institution's board hire an investment banker to explore the savings bank's options. (See Late News.)

            From his New York perch, Mr. Keefe sees something that Mr. Scully does not--that the savings bank's choices increasingly boil down to these options: stagnation, or selling while the franchise can still command a premium price.

            Already, there is a compelling case that St. Paul is lagging. Its stock price floats in the $22 range, well above its 52-week low of $16.56, but also well below its 52-week high of $27.12. Adding insult to injury for St. Paul shareholders is the fact that this lender could command between $27 and $30 per share if management opted to sell.

            While profitable, St. Paul isn't setting any records. It has a 12% return on equity (ROE), lower than the 17% benchmark for an average-performing commercial bank, and lower than its own expectations.

            St. Paul recently promised to hit a 15% ROE in 2000. To achieve that goal, it's cutting costs by trimming worker benefits, including dumping an employee stock ownership plan and suspending performance bonuses for management.

            At the same time, St. Paul is moving into the wild world of commercial banking, hoping to capitalize on the lending expertise it acquired with the recent purchase of the much-smaller Beverly Bancorp Inc.

            "That terrifies me," says Mr. Keefe, echoing the jittery view of other investors and Wall Street types.

            There's good reason to be nervous.

            History has shown that disaster follows when thrifts or savings banks, which specialize in making home mortgages, decide to go after commercial bank credits.

            Admittedly, St. Paul's management is nothing if not prudent. But the lesson is that commercial lending is fraught with peril.

            Good credits are more likely to be scarfed up by growing local competitors like Bank One, BankAmerica and La Salle National Bank--all "take-no-prisoner" companies intent on making things tough for a mid-sized, second-tier institution like St. Paul.

            In a way, you've got to admire Mr. Scully's competitive drive and faith in his organization. Yet he should realize that turning over the reins to a robust, more-ambitious acquirer is not giving up.

            Accepting that revelation will require Mr. Scully to rethink his long-held philosophy.

            But he wouldn't be the first to do that, you know. After all, the real St. Paul changed his beliefs during a fateful walk to Damascus.



                             (Used with permission)







           The projections and/or valuation estimates of any analyst contained in this article are only estimates. No one can guarantee a projected value, or a premium contained in a projected value, and valuations arrived at by other analysts may be higher or lower than the valuation presented. Further, these projections, like those of every analyst, are subject to limitations such as changes in the stock market in general, the market for thrift stocks in particular, changes in interest rates, etc. Any of these factors could cause the actual sale value to differ.